UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41752

Earlyworks Co., Ltd.

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Resignation of Mr. Kiyomitsu Takayama

On November 1, 2025, Mr. Kiyomitsu Takayama (“Mr. Takayama”) notified the Company of his resignation as an independent director of the Company, effective as of November 1, 2025. Mr. Takayama has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Earlyworks Co., Ltd.

By:	/s/ Satoshi Kobayashi
Satoshi Kobayashi
Chief Executive Officer, Interim Chief Financial Officer and Representative Director (Principal Executive Officer)

Date: November 6, 2025

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